SUBSEQUENT EVENTS

At a Special Meeting of Shareholders of the Trust, held at the offices of Gemini Fund Services, LLC, 80 Arkay
Drive, Suite 110, Hauppauge, NY 11788, on Thursday,
November 20, 2014, Trust shareholders of record as of the close of business on October 8, 2014 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory
Agreement.

Shares Voted In Favor

7,040,699

Shares Voted Against or Abstentions

4,546,334